FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2005

                                TOP TANKERS INC.
                 (Translation of registrant's name into English)

                            109-111 Messogion Avenue
                                 Politia Centre
            Athens 115 26 GR(Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X]      Form 40-F  [_]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [_]      No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Set forth herein as Exhibit 1 is a report containing audited financial data of TOP Tankers Inc. for the year ended December 31, 2004.

Exhibit 1
---------

                 Selected Consolidated Financial and Other Data

          The following table sets forth selected consolidated financial data and other operating data of TOP Tankers Inc. The selected financial data in the table for the three years ended December 31, 2004 are derived from the audited consolidated financial statements of TOP Tankers Inc. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, and related notes thereto.

                                                                                       Year Ended December 31,
Dollars in  thousands,  except per share  data and  average  daily results        2002          2003          2004
                                                                                  ----          ----          ----

INCOME STATEMENT DATA
Voyage revenues..................................                                 $11,426       $23,085       $93,829
Voyage expenses..................................                                   3,311         5,937        16,898
Vessel operating expenses........................                                   4,553         8,420        16,859
General and administrative expenses(1)...........                                     816         1,815         8,579
Foreign currency losses, net.....................                                      62           105            75
Gain on sale of vessels..........................                                       -             -           638
Depreciation and amortization....................                                   2,390         4,203        14,622

Total operating expenses.........................                                  11,132        20,480        56,395
Operating income.................................                                     294         2,605        37,434
Net interest expense.............................                                     987         1,335         4,720
Other income (expense), net......................                                     894           364            80

Net income.......................................                                    $201        $1,634       $32,794

Basic and diluted earnings per share(2)..........                                   $0.03         $0.27         $2.54
Weighted average basic and diluted shares outstanding(2)                        6,000,000     6,000,000    12,922,449
Dividends paid per share(2)......................                                   $0.14         $0.10         $0.39

BALANCE SHEET DATA, at end of period
Current assets, including cash...................                                    $845        $4,862      $141,051
Total assets.....................................                                  33,474        55,703       539,886
Current liabilities, including current portion of long-term debt                    4,390         9,008        42,811
Total long-term debt, including current portion..                                  22,875        34,403       194,806
Stockholders' equity.............................                                   8,772        16,319       321,809

OTHER FINANCIAL DATA
EBITDA(3)........................................                                  $3,578        $7,172       $52,136

FLEET DATA
Total number of vessels at end of period.........                                     3.0           5.0          15.0
Average number of vessels(4).....................                                     2.9           4.4           9.6
Total voyage days for fleet(5)...................                                     961         1,517         3,215
Total time charter days for fleet................                                     160           543         1,780
Total spot market days for fleet.................                                     801           974         1,435
Total calendar days for fleet(6).................                                   1,042         1,609         3,517
Fleet utilization(7).............................                                   92.2%         94.3%         91.4%

AVERAGE DAILY RESULTS
Time charter equivalent(8).......................                                  $8,444       $11,304       $23,929
Vessel operating expenses(9).....................                                   4,369         5,233         4,794
General and administrative expenses(10)..........                                     783         1,128         2,439
Total vessel operating expenses(11)..............                                   5,152         6,361         7,233

(1) We did not pay any compensation to members of our senior management or our directors in the years ended December 31, 2002 and December 31, 2003. During 2004, we paid to the members of our senior management and to our directors aggregate compensation of approximately $4.4 million.

(2) After giving effect to a stock dividend effected in May 2004 and our initial public offering in July 2004. All share and per share amounts have been restated to reflect the retroactive effect of the stock dividend.

(3) EBITDA represents earnings before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included in this report because it is a basis upon which we assess our liquidity position and because we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness.

          The following table reconciles net cash from operating activities, as reflected in the consolidated statements of cash flows, to EBITDA:

                                                    Year Ended December 31,
                                                  2002       2003        2004
                                                  ----       ----        ----

Net Cash from Operating Activities...........   $2,409     $4,930     $28,601
Net increase in current assets...............      214      1,768      23,764
Net increase in current  liabilities,
  excluding  current portion
  of long-term debt..........................    (381)    (3,154)    (12,197)
Gain on sale of vessels......................        -          -         638
Payments for drydocking costs................      510      2,414       7,365
Net interest expense.........................      987      1,335       4,720
Amortization and write-off of
   deferred financing costs..................     (161)      (121)       (755)
                                                 -----      -----       -----

EBITDA.......................................   $3,578     $7,172    $52, 136
                                                ======     ======    ========

(4) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(5) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire days associated with major repairs, drydockings or special or intermediate surveys.

(6) Calendar days are the total days the vessels were in our possession for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(7) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(8) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing net voyage revenue by voyage days for the relevant time period. Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. The following table reflects calculation of the TCE (all amounts are expressed in thousands of U.S. dollars, except for Average Daily Time Charter Equivalent amounts and Total Voyage Days):

                                                  Year Ended December 31,
                                             2002         2003        2004
                                             ----         ----        ----

Voyage revenues............................  $11,426      $23,085     $93,829
Less:
 Voyage expenses...........................   (3,311)      (5,937)    (16,898)
                                             -------      -------    --------

 Time charter equivalent revenue...........   $8,115      $17,148     $76,931
                                              ======      =======     =======

 Total voyage days.........................      961        1,517       3,215
 Average Daily Time Charter Equivalent.....   $8,444      $11,304     $23,929

(9) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(10) Daily general and administrative expenses are calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(11) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

         The following is a discussion of our financial condition and results of operations for the years ended December 31, 2004, 2003 and 2002. You should read this section together with the consolidated financial statements including the notes to those financial statements for the periods mentioned above.

         We are a provider of international seaborne transportation services, carrying refined petroleum products and crude oil. As of December 31, 2004, our fleet consisted of 15 vessels, comprised of 11 Product tankers and 4 Suezmax tankers, with a total cargo carrying capacity of approximately 1.1 million deadweight tons, or dwt.

         We actively manage the deployment of our fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters, which can last up to several years. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and fuel costs. A time charter is generally a contract to charter a vessel for a fixed period of time at a specified daily rate. Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs. Under both types of charters, we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, as well as for commissions on gross charter rates. We are also responsible for the vessel's intermediate and special survey costs.

         Vessels operating on time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in vessel rates although we are exposed to the risk of declining vessel rates, which may have a materially adverse impact on our financial performance. We are constantly evaluating opportunities to increase the number of our vessels deployed on time charters, but only expect to enter into additional time charters if we can obtain contract terms that satisfy our criteria.

         On July 23, 2004, our common stock was listed on the Nasdaq National Market, under the symbol "TOPT", in connection with our initial public offering. The net proceeds of our initial public offering, approximately $124.4 million, were primarily used to finance the acquisition of 10 vessels, comprised of 8 ice-class double-hull Handymax tankers and 2 double-hull Suezmax tankers. The total cost of the acquisition was approximately $252 million. TOP Tanker Management, our wholly-owned subsidiary, has subcontracted the technical management of these 10 tankers to Unicom Management, an unaffiliated ship management company based in Cyprus. The 8 Handymax tankers are deployed under time charter contracts and the 2 Suezmax tankers are currently deployed in the spot charter market.

         Developments Since Our Initial Public Offering

         On November 5, 2004 we completed a follow-on offering of our common stock. The net proceeds of our follow-on offering, approximately $139.4 million, were used primarily to finance the acquisition of 5 double-hull Suezmax tankers. The total cost of the acquisition was approximately $257 million. TOP Tanker Management, our wholly-owned subsidiary, has subcontracted the technical management of four of these vessels to V.Ships, an unaffiliated ship management company based in Glasgow, Scotland and the technical management of the remaining vessel to Unicom Management, an unaffiliated ship management company based in Cyprus. One of these vessels has been deployed on a 24 month time charter contract with Glencore and the remaining four vessels have been deployed in the spot charter market.

         On February 23, 2005, we entered into an agreement for the acquisition of the M/T Topless, a 47,262 Dwt, double-hull Handymax tanker, built in 1998 by Onomichi Dockyard Co., Ltd., of Japan. TOP Tanker Management will undertake the technical management of this vessel. The M/T Topless is scheduled to be delivered on or about April 25, 2005.

         On March 4, 2005 we entered into an agreement for the acquisition of 3 double-hull Handymax tankers, the 46,217 dwt M/T Taintless, the 46,168 dwt M/T Dauntless and the 46,185 dwt M/T Soundless. The M/T Taintless and the M/T Dauntless were delivered on March 21 and March 24, 2005, respectively. The M/T Soundless is scheduled to be delivered on or about April 18, 2005. The vessels are sisterships, built in 1999, by Hyundai Heavy Industries Co., Ltd., of the Republic of Korea. TOP Tanker Management will undertake the management of the M/T Soundless and has subcontracted the technical management of the remaining two vessels to V.Ships. The M/T Taintless and the M/T Dauntless are deployed under 60 month time charter contracts with Glencore. The M/T Soundless and the M/T Topless will also be deployed under 60 month time charter contracts with Glencore upon their delivery.

         On March 16, 2005, we agreed to sell our final remaining single-hull vessel, the M/T Yapi, for $8.5 million. On March 29, 2005, we also entered the vessel into a bareboat charter with the purchasers until July 31, 2005, the vessel's delivery date. We received an advance payment of $1.0 million from the purchasers as a security of their obligation to purchase the vessel and we will also be paid a daily bareboat hire of $6,000 under the charter.

         Results of Operations

         For discussion and analysis purposes only, we evaluate performance using time charter equivalent, or TCE, revenues. TCE revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that presenting voyage revenues, net of voyage expenses, neutralizes the variability created by unique costs associated with particular voyages or the deployment of vessels on time charter or on the spot market and presents a more accurate representation of the revenues generated by our vessels.

         We calculate daily TCE rates by dividing TCE revenues by voyage days for the relevant time period. We also generate demurrage revenue, which represents fees charged to charterers associated with our spot market voyages when the charterer exceeds the agreed upon time required to load or discharge a cargo. We calculate daily direct vessel operating expenses and daily general and administrative expenses for the relevant period by dividing the total expenses by the aggregate number of calendar days that we owned each tanker for the period.

         We depreciate our tankers on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less the estimated residual value. We capitalize the total costs associated with a drydocking and amortize these costs on a straight-line basis over the period when the next drydocking becomes due, which is typically 30 to 60 months. Regulations and/or incidents may change the estimated dates of next drydockings.

Year ended December 31, 2004 compared to the year ended December 31, 2003

         VOYAGE REVENUES--Voyage revenues increased by $70.7 million, or 306.1%, to $93.8 million for 2004 compared to $23.1 million for the prior year. This increase is due to the acquisition of 2 tankers and 10 tankers during the first and third quarter of 2004, respectively, which contributed $66.7 million in voyage revenues and the overall stronger spot market during 2004 which increased the voyage revenues generated by the remaining vessels to $27.1 million in 2004 from $23.1 million in 2003.

         VOYAGE EXPENSES--Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage. These expenses, which are paid by the charterer under a time charter contract, as well as commissions, increased $11.0 million, or 186.4%, to $16.9 million for 2004 compared to $5.9 million for the prior year. This increase is primarily due to the increase in the average number of tankers in our fleet during 2004 compared to the prior year, as well as the increase in the cost of fuel to operate the tankers.

         NET VOYAGE REVENUES--

                                                  2003            2004
                                                  ----            ----

Voyage revenues............................      $23,085         $93,829
Less Voyage expenses.......................       (5,937)        (16,898)

Net voyage revenues........................       17,148          76,931
                                                  =======         ======

         Net voyage revenues, which are voyage revenues minus voyage expenses, increased by $59.8 million, or 349.7%, to $76.9 million for 2004 compared to $17.1 million for the prior year. This increase is the result of the increase in the average number of tankers in our fleet and the overall stronger spot market during 2004 compared to the prior year. The average number of tankers in our fleet increased 118.2% to 9.6 tankers during 2004 compared to 4.4 tankers during the prior year.

         The following describes our charter revenues for 2004 as compared to the prior year:

         o Average daily TCE rate increased by $12,625, or 111.7%, to $23,929 for 2004 compared to $11,304 for the prior year.

         o $32,138,000, or 41.7%, of net voyage revenue was generated by time charter contracts and $44,793,000, or 58.3%, of net voyage revenue was generated in the spot market during 2004, compared to $7,506,000, or 43.9%, of net voyage revenue generated by time charter contracts, and $9,642,000, or 56.1%, of net voyage revenue generated in the spot market during the prior year.

         o Tankers operated an aggregate of 1,780 days, or 55.4%, on time charter contracts and 1,435 days, or 44.6%, in the spot market during 2004, compared to 543 days, or 35.8%, on time charter contracts and 974 days, or 64.2%, in the spot market during the prior year.

         o Average daily time charter rate was $18,055 for 2004 compared to average daily time charter rate of $13,824 for the prior year.

         o Average daily spot rate was $31,215 for 2004 compared to average daily spot rate of $9,899 for the prior year.

         VESSEL OPERATING EXPENSES -- Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, increased by $8.5 million, or 101.2%, to $16.9 million for 2004 compared to $8.4 million for the prior year. This increase is primarily due to the increase in the average number of tankers in our fleet, which increased 118.2% between the periods. Daily vessel operating expenses per tanker decreased by $439, or 8.4%, to $4,794 for 2004 compared to $5,233 for the prior year. This decrease is the result of lower crewing and insurance expenses associated with the economies of scale of operating a larger fleet during the year, compared to the previous year and the subcontracting of the technical management of our vessels to V.Ships Management Limited and Unicom Management during the third quarter of 2004. Our vessel operating expenses depend on a variety of factors, many of which are beyond our control and affect the entire shipping industry.

         GENERAL AND ADMINISTRATIVE EXPENSES--General and administrative expenses, which include all of our onshore expenses, the fees that Primal Tankers Inc., our former management company, charged to manage our vessels, and the fees paid to V.Ships Management Limited and Unicom Management, increased by $6.8 million, or 377.8%, to $8.6 million for 2004 compared to $1.8 million for the prior year. This increase is due to increased staff and additional administrative costs in connection with the operation of our larger fleet, and the duties typically associated with public companies and to the compensation of our senior management and directors, which was in the aggregate amount of $4.4 million. Daily general and administrative expenses per tanker increased $1,311, or 116.2%, to $2,439 for 2004 compared to $1,128 for the prior year.

         FOREIGN CURRENCY GAINS OR LOSSES--We incurred a $75,000 foreign currency loss for 2004 compared to a loss of $105,000 for the prior year.

         GAIN ON SALE OF VESSELS--During the last quarter of 2004 we sold the vessels M/T Tireless and M/T Med Prologue and we realized a total gain of $638,000.

         DEPRECIATION AND AMORTIZATION--Depreciation and amortization, which include depreciation of tankers, office furniture and equipment as well as amortization of drydockings, increased by $10.4 million, or 247.6%, to $14.6 million for 2004 compared to $4.2 million for the prior year. This increase is primarily due to the increase in the average number of tankers in our fleet, the increase in the book value of our fleet as a result of our acquisitions of tankers during 2004, and the amortization of capitalized expenses associated with drydockings that occurred for the first time to vessels that are part of our fleet.

                                                               2003      2004
                                                               ----      ----

Vessels depreciation expense..............................    $3,604   $13,073
Office furniture and equipment depreciation expense.......         0        35
Amortization of drydockings...............................      $599     1,514
                                                              ------   -------

                                                              $4,203    14,622

         Depreciation of vessels increased by $9.5 million, or 263.9%, to $13.1 million for 2004 compared to $3.6 million for the prior period. This increase is due to the increase in the book value of our fleet as a result of our acquisitions of tankers during 2004 compared to the prior year.

         Amortization of drydockings increased by $0.9 million, or 150.0%, to $1.5 million for 2004 compared to $0.6 million for the prior year. This increase includes amortization associated with $7.4 million of capitalized expenditures relating to our tankers during 2004 compared to $2.4 million of capitalized expenditures during the prior year. This increase is the result of the amortization of capitalized expenses associated mainly with drydockings which took place after September 30, 2004, all of which relate to tankers which have capitalized drydocking expenditures for the first time since we acquired them. We anticipate that the amortization associated with drydockings will continue to increase in 2005 due to the increase in the average number of tankers in our fleet, the increase in costs associated with drydockings, and that we are currently drydocking vessels for the first time since these vessels became part of our fleet.

         NET INTEREST EXPENSE--Net interest expense increased by $3.4 million, or 261.5%, to $4.7 million for 2004 compared to $1.3 million for the prior year. This increase is the result of the increase in our weighted average outstanding debt as a result of our acquisitions of tankers. Net interest expense is anticipated to continue to increase in 2005 as a result of the debt that we incurred in connection with our acquisition of additional tankers.

         OTHER NET--We recognized a gain of $0.1 million during 2004 compared to a gain of $0.4 million during the prior year. The amount relating to 2003 relates to the excess amount the Company received in connection with a claim for damages to its vessels compared to the actual costs associated with the repairs.

         NET INCOME--Net income was $32.8 million for 2004 compared to net income of $1.6 million for the prior year.

Year ended December 31, 2003 compared to the year ended December 31, 2002

         VOYAGE REVENUES--Voyage revenues increased by $11.7 million, or 102.6%, to $23.1 million for 2003 compared to $11.4 million for the prior year. This increase is due to the acquisition of Fearless and Tireless in February and June 2003, respectively, which contributed $7.6 million in voyage revenues and the overall stronger spot market during 2003 which increased the voyage revenues generated by the remaining vessels to $15.5 million in 2003 from $11.4 million in 2002.

         VOYAGE EXPENSES--Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage. These expenses, which are paid by the charterer under a time charter contract, as well as commissions, increased $2.6 million, or 78.8%, to $5.9 million for 2003 compared to $3.3 million for the prior year. This increase is primarily due to the increase in the average number of tankers in our fleet during 2003 compared to the prior year, as well as the increase in the cost of fuel to operate the tankers.

         NET VOYAGE REVENUES--
                                                 2002            2003
                                                 ----            ----

Voyage revenues............................      $11,426         $23,085
Less Voyage expenses.......................       (3,311)         (5,937)
                                                 -------         -------

Net voyage revenues........................       $8,115         $17,148
                                                  ======         =======

         Net voyage revenues, which are voyage revenues minus voyage expenses, increased by $9.0 million, or 111.1%, to $17.1 million for 2003 compared to $8.1 million for the prior year. This increase is the result of the increase in the average number of tankers in our fleet and the overall stronger spot market during 2003 compared to the prior year. The average number of tankers in our fleet increased 51.7%, to 4.4 tankers compared to 2.9 tankers for 2003 compared the prior year.

         The following describes our charter revenues for 2003 as compared to the prior year:

         o Average daily TCE rate increased by $2,860, or 33.9%, to $11,304 for 2003 compared to $8,444 for the prior year.

         o $7,506,000, or 43.9%, of net voyage revenue was generated by time charter contracts and $9,642,000, or 56.1%, of net voyage revenue was generated in the spot market during 2003, compared to $1,977,000, or 24.7%, of net voyage revenue generated by time charter contracts, and $6,137,000, or 75.3%, of net voyage revenue generated in the spot market during the prior year.

         o Tankers operated an aggregate of 543 days, or 35.8%, on time charter contracts and 974 days, or 64.2%, in the spot market during 2003, compared to 160 days, or 16.6%, on time charter contracts and 801 days, or 83.4%, in the spot market during the prior year.

         o Average daily time charter rate was $13,824 for 2003 compared to average daily time charter rate of $12,359 for the prior year.

         o Average daily spot rate was $9,899 for 2003 compared to average daily spot rate of $7,662 for the prior year.

         VESSEL OPERATING EXPENSES -- Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, increased by $3.9 million, or 86.7%, to $8.4 million for 2003 compared to $4.5 million for the prior year. This increase is primarily due to the increase in the average number of tankers in our fleet, which increased 51.7% between the periods. The increase in vessel operating expenses relative to the increase in the average number of tankers in our fleet and the growth in the average size of the tankers that comprised our fleet during 2003 compared to 2002 is primarily due to the lower maintenance and repair expenses during 2002. Daily vessel operating expenses per tanker increased by $864, or 19.8%, to $5,233 for 2003 compared to $4,369 for the prior year. This increase is the result of the growth in the average size of the tankers in our fleet, as larger tankers are inherently more expensive to operate, and as a result of the low vessel operating expenses incurred during 2002 described above. The increase in daily vessel operating expenses will be the result of the growth in the average size of the tankers in our fleet and the percentage of Suezmax tankers that comprise our fleet. Suezmax tankers are larger and inherently more expensive to operate than product tankers. Our vessel operating expenses depend on a variety of factors, many of which are beyond our control and affect the entire shipping industry.

         GENERAL AND ADMINISTRATIVE EXPENSES--General and administrative expenses, which is primarily the fees that Primal Tankers Inc. charged to manage our vessels, increased by $1.0 million, or 125.0%, to $1.8 million for 2003 compared to $0.8 million for the prior year. This increase is due to an increase in the management fee charged by Primal Tankers Inc. as a result of the increase in the payroll expenses including the increase in the number of its personnel arising from the increase in the average number of tankers in our fleet, which increased 51.7%, during 2003 compared to the prior year. Daily general and administrative expenses per tanker increased $345, or 44.1%, to $1,128 for 2003 compared to $783 for the prior year, this increase is due to an increase in the management fee charged by Primal Tankers Inc. as a result of the increase in the payroll expenses including the increase in the number of personnel arising from the increase in the average number of tankers in our fleet, which increased 51.7%, during 2003 compared to the prior year. We did not pay any compensation to the members of our senior management or our directors during the year ended December 31, 2003.

         FOREIGN CURRENCY GAINS OR LOSSES--We incurred a $105,000 foreign currency loss for 2003 compared to a loss of $62,000 for the prior year.

         DEPRECIATION AND AMORTIZATION--Depreciation and amortization, which include depreciation of tankers as well as amortization of drydockings, increased by $1.8 million, or 75.0%, to $4.2 million for 2003 compared to $2.4 million for the prior year. This increase is primarily due to the increase in the average book value of our fleet as a result of our acquisitions of tankers during 2003, and the amortization of capitalized expenses associated with drydockings that occurred for the first time to vessels that are part of our fleet.

                                                              2002      2003

Vessels depreciation expense.............................      $2,213    $3,604
Amortization of drydockings..............................        $177      $599
                                                               ------    ------
                                                               $2,390    $4,203
                                                               ======    ======

         Depreciation of vessels increased by $1.4 million, or 63.6%, to $3.6 million for 2003 compared to $2.2 million for the prior period. This increase is due to the increase in the book value of our fleet as a result of our acquisitions of tankers during 2003 compared to the prior year.

         Amortization of drydockings increased by $0.4 million, or 200.0%, to $0.6 million for 2003 compared to $0.2 million for the prior year. This increase includes amortization associated with $2.4 million of capitalized expenditures relating to our tankers during 2003 compared to $0.5 million of capitalized expenditures during the prior year.

         NET INTEREST EXPENSE--Net interest expense increased by $0.3 million, or 30.0%, to $1.3 million for 2003 compared to $1.0 million for the prior year. This increase is the result of the increase in our weighted average outstanding debt as a result of our acquisitions of tankers during 2003. The magnitude of the increase in net interest expense relative to the increase in our weighted average outstanding debt was mitigated by the overall lower interest rate environment during 2003 compared to the prior year.

         OTHER NET--We recognized a gain of $0.4 million during 2003 compared to a gain of $0.9 million during the prior year. These gains relate to the excess amount the Company received in connection with a claim for damages to its vessels compared to the actual costs associated with the repairs.

         NET INCOME--Net income was $1.6 million for 2003 compared to net income of $0.2 million for the prior year.

         Liquidity and capital resources

         Since our formation, our principal source of funds has been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends. We expect to rely upon operating cash flows, long-term borrowings and equity financings to implement our growth plan. We believe that our current cash balance as well as operating cash flows will be sufficient to meet our liquidity needs for the next year.

         Our practice has been to acquire vessels using a combination of funds received from equity investors and bank debt secured by mortgages on our vessels. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire vessels on favorable terms.

         We operate a fleet that is 100% double-hull. In anticipation of the accelerated IMO phase out of single-hull tankers to 2010 that became effective in April 2005, we sold two single-hull tankers in 2004 and our remaining single-hull tanker in March 2005. The sale of this tanker reduced the total deadweight tonnage of our current fleet by approximately 1.5%. We do not believe that this reduction materially affected our operations.

         Cash increased $112.5 million to $114.8 million as of December 31, 2004 compared to $2.3 million as of December 31, 2003. That increase includes the proceeds of our follow-on offering on November 5, 2004, which have been used primarily to finance the acquisition of 5 Suezmax tankers. Working capital is current assets minus current liabilities, including the current portion of long-term debt. Working capital surplus was $98.2 million as of December 31, 2004, compared to a working capital deficit of $4.1 million as of December 31, 2003. The current portion of long-term debt, net of unamortized deferred financing costs, included in our current liabilities was $19.5 million and $4.0 million as of December 31, 2004 and December 31, 2003, respectively.

         EBITDA, as defined in Footnote 3 to the "Selected consolidated financial and other data" table above, increased by $44.9 million, or 623.6%, to $52.1 million for 2004 compared to $7.2 million for the prior year. This increase is due to the growth of our fleet and the overall stronger tanker market during 2004 compared to the prior year, the increase was mitigated by the increase in vessel operating expenses and general and administrative expenses for 2004 compared to the prior year.

         EBITDA, increased by $3.6 million, or 100.0%, to $7.2 million for 2003 compared to $3.6 million for the prior year. This increase is due to the growth of our fleet and the overall stronger tanker market during 2003 compared to the prior year, the increase was mitigated by the increase in vessel operating expenses and general and administrative expenses for 2003 compared to the prior year.

         On July 23, 2004, the Company completed its initial public offering on the Nasdaq National Market. In this respect, 12,258,570 shares of common stock were issued at $11.00 per share. The net proceeds of the initial public offering totaled $124.4 million of which approximately $112.1 million were used to acquire 10 double-hull tankers, consisting of 8 Handymax and 2 Suezmax product tankers, and approximately $12.3 million for general corporate purposes. In addition, 20,000 shares of common stock were sold in a private transaction to Sovereign Holdings, a company owned by our Chief Executive Officer, at the same price as those sold to the public.

         On November 5, 2004, the Company completed a follow-on offering of its common stock on the Nasdaq National Market. In this respect, 9,552,420 shares of common stock were issued at $15.50 per share. The net proceeds of the follow-on offering totaled $139.4 million of which approximately $116.7 million were used for the acquisition of 5 double-hull Suezmax tankers, and approximately $22.7 million were used to repay a portion of our debt.

         While the Company cannot provide assurances that it will continue to do so, and subject to the limitations discussed elsewhere in its filings with the Securities and Exchange Commission, it currently intends to pay regular cash dividends on a quarterly basis. On January 12, 2005, we paid the first dividend on our common shares of $0.21 per share to shareholders of record as of December 22, 2004. On April 12, 2005, we paid the second dividend on our common shares of $0.21 per share to shareholders of record as of March 31, 2005.

         As of December 31, 2004, the outstanding balance of our credit facility with the Royal Bank of Scotland, which we refer to as the initial credit facility, was $197.0 million, maturing in 2012. The interest rate for the first $98.5 million is LIBOR, whereas with respect to the remaining $98.5 million, we have entered into a four year swap agreement with the Royal Bank of Scotland for a fixed interest rate of 3.61%. In addition to these interest rates, the outstanding amount is subject to a bank spread, which will be adjusted quarterly to 100 basis points if the ratio of the outstanding loan balance to the aggregate market value of our vessels securing the loan is less than or equal to 60%; 112.5 basis points if this ratio is greater than 60% but less than 70%; or 125 basis points if this ratio is greater than 70%. The initial credit facility is collateralized by mortgages on 15 of the vessels in our fleet.

         The initial credit facility contains, among other things, financial covenants requiring us to ensure that the aggregate market value of the mortgaged vessels at all times exceeds 130% of the aggregate outstanding principal amount under the loan and to maintain minimum liquid funds with the lender of not less than the greater of $10.0 million or $0.5 million per vessel in our fleet. We are permitted to pay dividends under the loan so long as we are not in default of a loan covenant.

         We are obligated to repay the principal amount in 16 consecutive semi-annual installments of $10.0 million, each commencing on March 31, 2005, together with a balloon payment of $37.0 million payable with the final installment. Our initial credit facility allows us, subject to certain conditions, to defer up to two non-consecutive payments of the first ten scheduled principal payments of $10.0 million each, provided that a fee of 1% shall be payable on any deferred installment and a maximum of $20.0 million may be deferred at any time.

         In February 2005, we entered into a financing agreement with the Royal Bank of Scotland, which we refer to as the new credit facility to partially finance the acquisition of 3 of the 5 additional Suezmax tankers acquired in connection with the follow-on offering of our common shares (the M/T Priceless, the M/T Noiseless and the M/T Faultless), 4 Handymax tankers (the M/T Taintless, the M/T Dauntless, the M/T Soundless and the M/T Topless) and to refinance the then outstanding balance of our initial credit facility. The new credit facility was for the amount of $424.8 million divided into three tranches of $197.0 million, $83.8 million and $144.0 million. The $197.0 million tranche is payable in 16 equal consecutive semi-annual installments of $10.0 million each, beginning on March 31, 2005, together with a balloon payment of $37.0 million payable with the final installment. The $83.8 million tranche is payable in 14 varying semi-annual installments beginning on July 31, 2005, together with a balloon payment of $17.0 million payable with the final installment. The $144.0 million tranche is payable in 17 semi-annual installments of $6.3 million, beginning on November 30, 2005, together with a balloon payment of $36.9 million payable with the final installment. Additional terms and conditions of the new credit facility are as follows:

         The initial interest rate on the new credit facility is 100 basis points over LIBOR. The interest rate will be adjusted quarterly to 100 basis points over LIBOR if the ratio of the aggregate outstanding loan balance under the new credit facility and the initial credit facility to the aggregate market value of the mortgaged vessels under the new credit facility and the initial credit facility is less than or equal to 60%; 112.5 basis points over LIBOR if this ratio is greater than 60% but less than 70%; or 125 basis points over LIBOR if this ratio is greater than 70%. The new credit facility is collateralized by a first priority mortgage on each of the 4 Handymax tankers and 3 Suezmax tankers mentioned above and a second priority mortgage on each of the mortgaged vessels under the initial credit facility.

         The new credit facility contains, among other things, financial covenants requiring us to: ensure that the aggregate market value of our fleet at all times exceeds 130% of the aggregate outstanding principal amount under the new credit facility and the initial credit facility; maintain minimum liquid funds with the lender of not less than the greater of $10.0 million or $0.5 million per vessel in our fleet; ensure that our total assets minus our debt will not at any time be less than $200.0 million and at all times exceed 35% of our total assets; ensure that EBITDA (as defined in the new credit facility) will at all times exceed 120% of the aggregate of interest expenses and debt due at a particular period; and meet minimum working capital requirements. The new credit facility also contains general covenants that require us to maintain adequate insurance coverage and obtain the bank's consent before we incur new indebtedness that is secured by the vessels mortgaged thereunder or the mortgaged vessels under the initial credit facility. In addition, the new credit facility prohibits us, without the lender's consent, from appointing a chief executive officer other than Evangelos Pistiolis and requires that the vessels mortgaged thereunder and the mortgaged vessels under the initial credit facility be managed by TOP Tanker Management, which will subcontract the technical management of the mortgaged vessels to V.Ships Management Limited, Unicom Management and any other company acceptable to the lender. We will be permitted to pay dividends under the new credit facility so long as we are not in default of a loan covenant. The new credit facility also requires that the relevant terms of the loan agreement under the initial credit facility, including the security and interest margin provisions, be amended to take into account the new credit facility and the vessels mortgaged thereunder. The initial credit facility will also be cross-collateralized by second priority mortgages on the vessels mortgaged under the new credit facility.

         We paid a fee of 1.0%, 1.0% and 0.75% of the amount of Tranche A, B and C, respectively of the loan on the date that we signed the loan agreement, and a commitment fee of 0.25% per annum shall accrue on the amount of the undrawn balance from the date that we signed the offer letter which shall be payable one month in arrears and on the date of the drawdown.

         In March 2005, we entered into a credit facility with DVB Bank, which we refer to as the DVB credit facility, for a total of $56.5 million, to finance the purchase of 2 Suezmax tankers, the M/T Stopless and the M/T Stainless. The loan is payable in 28 varying quarterly installments beginning on July 29, 2005 and a balloon payment of $10.2 million, payable together with the last installment. The interest rate on the DVB credit facility is 125 basis points over LIBOR. Beginning on the date of the credit facility and ending on the final drawdown date, we will pay the lender a quarterly fee of 0.25% of the average undrawn amount of the loan for the quarter. The DVB credit facility is collateralized by a first priority mortgage on the M/T Stopless and the M/T Stainless.

         The DVB credit facility may be drawn down in amounts not less than $1.0 million and in multiples of $250,000. The lender's obligation to fund the drawdowns under the loan will terminate if we do not receive delivery of the mortgaged vessels by April 30, 2005.

         The DVB credit facility contains, among other things, financial covenants requiring us to: ensure that the aggregate market value of the mortgaged vessels is equal to at least 130% of the outstanding principal amount under the loan, ensure that our total assets minus our debt will not at any time be less than $200.0 million or 35% of our total assets, to ensure that our EBITDA (as defined in the DVB credit facility agreement) will not at any time be less than 120% of the aggregate of interest expenses and debt due at a particular period, and maintain certain minimum liquid funds of not less than the greater of $10.0 million or $0.5 million per vessel in our fleet. In addition, the DVB credit facility prohibits us, without the lender's consent, from appointing a chief executive officer other than Evangelos Pistiolis and requires that the mortgaged vessels are managed by TOP Tanker Management, which may subcontract the technical management of the mortgaged vessels to V.Ships Management Limited, Unicom Management or any other company acceptable to the lender.

         Long Term Financial Obligations and other Commercial Obligations: The following table presents our long-term financial and other commercial obligations as of December 31, 2004:

                                                                           Payments due by period

                                                                                     2-3         4-5        More than
Contractual Obligations:                                Total          1 year        years       years      5 years
-----------------------                                 -----          ------        -----       -----       -------
                                                                               (in thousands of $)
Long term debt                                           197,000        20,000       40,000      40,000     97,000
Operating leases                                           3,438           622        1,244       1,244        328
Vessel Acquisitions                                      230,850       230,850            -           -          -
                                                       ---------       --------     --------     -------    -------
Total                                                    431,288       251,472       41,244      41,244     97,328
                                                       =========       ========     ========     =======    =======

         TOP Tanker Management, our wholly-owned subsidiary, is responsible for the chartering, operational and technical management of our tanker fleet, including crewing, maintenance, repair, capital expenditures, drydocking, vessel taxes, maintaining insurance and other vessel operating expenses under management agreements with our vessel owning subsidiaries. TOP Tanker Management has undertaken the technical management of 2 of the vessels in our tanker fleet and has subcontracted the technical management of 11 of the vessels in our tanker fleet to Unicom Management, a ship management company based in Cyprus, and has subcontracted the technical management of 10 of the vessels in our tanker fleet to V.Ships Management Limited, a ship management company based in the Isle of Man. TOP Tanker Management pays a monthly fee of $14,000 per vessel under its agreements with Unicom Management and a monthly fee of $10,000 per vessel under its agreements with V.Ships Management. Under the terms of these agreements, Unicom Management and V.Ships Management may be terminated at any time upon 3 months notice.

         In July 2004, we entered into an agreement to lease office space in Athens, Greece from Pyramis Technical Co. SA, which is wholly owned by the father of our Chief Executive Officer. The agreement is for a duration of six years initially, with an option for an extension of four years. The monthly rental is Euro 39,000 adjusted annually for inflation effective January 1, 2006. The minimum rentals payable under this lease for each of the years ending December 31, 2005 through December 31, 2010, before any adjustment for inflation and translated using the exchange rate of US$/Euro on December 31, 2004, are approximately $3.4 million.

         Other major capital expenditures include funding our maintenance program of regularly scheduled intermediate survey or special survey drydocking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Although we have some flexibility regarding the timing of this maintenance, the costs are relatively predictable. Management anticipates that these vessels which are younger than 15 years are required to undergo in-water intermediate surveys 2.5 years after a special survey drydocking and that vessels are to be drydocked every five years, while vessels 15 years or older are to be drydocked for an intermediate survey every 2.5 years in which case the additional intermediate survey drydockings take the place of in-water surveys.

         During 2004, we had 250 off hire days associated with drydockings. During 2003 we had 83 off hire days associated with 2 drydockings. Each intermediate survey drydocking is estimated to require approximately 25 days and each special survey drydocking is estimated to require approximately 35 days. In addition to the costs described above, drydockings result in off hire time for a vessel, during which the vessel is unable to generate revenue. Off hire time includes the actual time the vessel is in the shipyard as well as ballast time to the shipyard from the port of last discharge. The ability to meet this maintenance schedule will depend on our ability to generate sufficient cash flows from operations or to secure additional financing.

         NET CASH PROVIDED BY OPERATING ACTIVITIES-increased 483.7% to $28.6 million during 2004, compared to $4.9 million during the prior year. This increase is primarily attributable to net income of $32.8 million and depreciation and amortization of $15.4 million for 2004, compared to net income of $1.6 million and depreciation and amortization of $4.3 million during the prior year.

         NET CASH USED IN INVESTING ACTIVITIES-was $344.9 million during 2004 compared to net cash used in investing activities of $19.7 million during the prior year. During the 2004, we expended $327.6 million for the acquisition of 12 tankers, compared to expending $19.6 million for the acquisition of 2 tankers during the prior year.

         NET CASH PROVIDED BY FINANCING ACTIVITIES--was $428.7 million during 2004 compared to net cash provided by financing activities of $17.0 million during the prior year. The change in cash provided by financing activities relates to the following:

         o Net proceeds from borrowing under long-term debt were $281.9 million in connection with the acquisition of 4 Suezmax tankers and 8 product tankers during 2004 compared to $25.9 million in connection with our acquisition of 2 product tankers during the prior year.

         o Principal repayments of long-term debt were $119.5 million during 2004 compared to $14.3 million during the prior year.

         o Net issuance of common stock and capital contributions to additional paid in capital were $281.1 million during 2004 compared to $6.5 million during the prior year as a result of our initial public offering on July 23, 2004 and our follow-on offering on November 5, 2004.

         o Dividends of $2.3 million during 2004 compared to $0.6 million during the prior year.

         NET CASH PROVIDED BY OPERATING ACTIVITIES--increased 104.2% to $4.9 million during 2003, compared to $2.4 million during the prior year. This increase is primarily attributable to net income of $1.6 million and depreciation and amortization of $4.3 million for 2003 compared to net income of $0.2 million and depreciation and amortization of $2.5 million during the prior year.

         NET CASH USED IN INVESTING ACTIVITIES--was $19.7 million during 2003 compared to net cash used in investing activities of $18.3 million during the prior year. During 2003, we expended $19.6 million for the acquisition of two tankers, compared to expending $18.6 million for the acquisition of one tanker during the prior year.

         NET CASH PROVIDED BY FINANCING ACTIVITIES--was $17.0 million during 2003 compared to net cash provided by financing activities of $14.2 million during the prior year. The change in cash provided by financing activities relates to the following:

         o Net proceeds from borrowing under long-term debt were $25.9 million in connection with the acquisition of 2 product tankers during 2003 compared to $15.6 million in connection with our acquisition of 1 product tanker during the prior year.

         o Principal repayments of long-term debt were $14.3 million during 2003 compared to $2.6 million during the prior year.

         o Capital contributions to additional paid in capital was $6.5 million during 2003 compared to $2.3 million during the prior year.

         Subsequent Events

         Fleet Composition: We currently own and operate a fleet of 22 vessels, consisting of 13 product tankers and 9 double-hull Suezmax tankers. Two of our Handymax tankers were delivered in March 2005 and 5 of our Suezmax tankers were purchased in connection with the proceeds of the following-on offering of our common stock in November 2004. We also expect to take delivery of the M/T Soundless and the M/T Topless on or about April 18 and April 25, 2005, respectively.

         In March 2005, we agreed to sell our final remaining single-hull tanker, the M/T Yapi, for $8.5 million. On March 29, 2005, we also entered the vessel into a bareboat charter with the purchasers until July 31, 2005, the vessel's delivery date. We received an advance payment of $1 million and will be paid a daily bareboat hire of $6,000 under the charter.

         New Credit Facilities: Please see the discussion in "Liquidity and Capital Resources".

         Interest Rate Swaps: In connection with the new credit facility discussed above, we entered into interest rate swap agreements, effective on March 31, 2005: (i) for the initial amount of $93.5 million and for a period of five years, with a fixed interest rate of 4.72% plus the applicable bank margin;
(ii) for the initial amount of $27.9 million and for a period of four years, with a fixed interest rate of 4.58% plus the applicable bank margin; and (iii) for the initial amount of $36.5 million and for a period of four years, with a fixed interest rate of 4.66% plus the applicable bank margin.

         Fleet Management: TOP Tanker Management is responsible for the chartering, operational and technical management of our tanker fleet under management agreements with us. TOP Tanker Management will undertake the technical management of two of the vessels to be delivered in late April 2005 and has subcontracted the technical management of 11 of the vessels in our tanker fleet to Unicom Management, an unaffiliated ship management company based in Cyprus, and the technical management of 11 of the vessels in our tanker fleet to V.Ships Management Limited, an unaffiliated ship management company based in the Isle of Man. TOP Tanker Management may subcontract the technical management of vessels acquired in the future to other third party technical management companies.

         London Office: On February 2, 2005, TOP TANKERS (U.K) LIMITED, a newly established wholly-owned subsidiary to be engaged in the chartering of our vessels, entered into a lease for office space in London. The lease will end on December 31, 2005.

         Dividends: On March 16, 2005, we declared a dividend on our common shares of $0.21 per share that was paid on April 12, 2005, to shareholders of record of our common shares as of March 31, 2005.

         Critical Accounting Policies

         The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

         Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a higher degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see Note 2 to our consolidated financial statements included herein.

         Impairment of long-lived assets. We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel carrying value. In the event that impairment occurred, we would determine the fair value of the related asset and we would record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value. We estimate fair value primarily through the use of third party valuations performed on an individual vessel basis.

         Depreciation. We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from date of initial delivery from the shipyard. We believe that a 25-year depreciable life is consistent with that of other shipowners. Depreciation is based on cost less the estimated residual scrap value. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, the vessel's useful life is adjusted at the date such regulations become effective.

         Deferred drydock costs. Our vessels are required to be drydocked for major repairs and maintenance that cannot be performed while the vessels are operating approximately every 30 to 60 months. We capitalize the costs associated with the drydocks as they occur and amortize these costs on a straight line basis over the period between drydocks. Costs capitalized as part of the drydock include actual costs incurred at the drydock yard; cost of fuel consumed between the vessel's last discharge port prior to the drydock and the time the vessel leaves the drydock yard; cost of hiring riding crews to effect repairs on a ship and parts used in making such repairs that are reasonably made in anticipation of reducing the duration or cost of the drydock; cost of travel, lodging and subsistence of our personnel sent to the drydock site to supervise; and the cost of hiring a third party to oversee a drydock. We believe that these criteria are consistent with GAAP guidelines and industry practice, and that our policy of capitalization reflect the economics and market values of the vessels.

         Allowance for doubtful accounts. Revenue is based on contracted charter parties and, although our business is with customers who we believe to be of the highest standard, there is always the possibility of dispute over terms and payment of freight. In such circumstances, we assess the recoverability of amounts outstanding and we estimate a provision if there is a possibility of non-recoverability. Although we believe our provisions to be based on fair judgment at the time of their creation, it is possible that an amount under dispute is not recovered and the estimated provision for doubtful recoverability is inadequate.

         Quantitative and Qualitative Disclosure of Market Risk

         Interest Rate Fluctuation. The international tanker shipping industry is capital intensive, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with LIBOR. Increasing interest rates could adversely impact future earnings.

         Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, The following table sets forth the sensitivity of the initial credit facility in U.S. dollars to a 100 basis points increase in LIBOR on December 31 of each repayment year. The following table takes into account the four year interest rate swap agreement under the initial credit facility.


Interest Expense Sensitivity to 100 Basis Point Change in LIBOR

December 31, 2004...........................................        985,000
December 31, 2005...........................................        885,000
December 31, 2006...........................................        785,000
December 31, 2007...........................................        685,000
December 31, 2008...........................................      1,170,000
December 31, 2009...........................................        970,000
December 31, 2010...........................................        770,000
December 31, 2011...........................................        570,000
December 31, 2012...........................................              0

         Foreign Exchange Rate Risk. We generate all of our revenues in U.S. dollars but incur approximately 14% of our expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in Euros are translated into U.S. dollars at the exchange rate prevailing on the date of each transaction.

         Inflation. Although inflation has had a moderate impact on our trading fleet's operating and voyage expenses in recent years, management does not consider inflation to be a significant risk to operating or voyage costs in the current economic environment. However, in the event that inflation becomes a significant factor in the global economy, inflationary pressures would result in increased operating, voyage and financing costs.

                                TOP TANKERS INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                        Page
                                                                       --------
Report of Ernst & Young, Independent Registered
  Public Accounting Firm                                                  F-2

Consolidated Balance Sheets as of December 31, 2003 and 2004              F-3

Consolidated Statements of Income for the years ended
  December 31, 2002, 2003 and 2004                                        F-4

Consolidated Statements of Stockholders' Equity for
  the years ended December 31, 2002,  2003 and 2004                       F-5

Consolidated Statements of Cash Flows for the
  years ended December 31, 2002, 2003 and 2004                            F-6

Notes to Consolidated Financial Statements                                F-7

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM




To the Stockholders of
TOP Tankers Inc.


We have audited the accompanying consolidated balance sheets of TOP Tankers Inc. as of December 31, 2003 and 2004 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TOP Tankers Inc. at December 31, 2003 and 2004 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.


                     Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
March 30, 2005



TOP TANKERS INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2003 AND 2004
(Expressed in thousands of U.S. Dollars - except share and per share data)


ASSETS
                                                                             2003         2004
                                                                             ----         ----

CURRENT ASSETS:

   Cash and cash equivalents                                                2,343          114,768
   Accounts receivable trade, net                                             818           19,971
   Insurance claims                                                         1,065               98
   Inventories (Note 4)                                                       509            3,221
   Due from related parties (Note 3)                                            -              219
   Prepayments and other                                                      127            2,774
                                                                         --------         --------
         Total current assets                                               4,862          141,051
                                                                         --------         --------

FIXED ASSETS:
   Advances for vessel acquisitions (Notes 5 and 18)                            -           25,650
   Vessels, net  (Notes 6 and 8)                                           48,074          355,997
   Office furniture and equipment, net (Note 3)                                 -              440
                                                                         --------         --------
         Total fixed assets                                                48,074          382,087
                                                                         --------         --------

OTHER NON CURRENT ASSETS:
   Deferred charges, net (Note 7)                                           2,148            6,748
   Due from related parties (Note 3)                                          319                -
   Restricted cash (Note 8)                                                   300           10,000
                                                                         --------         --------
         Total assets                                                      55,703          539,886
                                                                         ========         ========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Current portion of long-term debt (Note 8)                               4,027           19,540
   Dividends payable                                                            -            5,845
   Accounts payable                                                         3,027           10,358
   Due to related parties (Note 3)                                            105                -
   Accrued liabilities (Note 9)                                               694            3,766
   Unearned revenue                                                         1,155            3,054
   Financial instruments (Note 8)                                               -              248
                                                                         --------         --------

         Total current liabilities                                          9,008           42,811
                                                                         --------         --------

LONG-TERM DEBT, net of current portion (Note 8)                            30,376          175,266
                                                                         --------         --------

STOCKHOLDERS' EQUITY:
   Preferred  stock,  $0.01  par  value;  20,000,000  shares
   authorized; none issued (Note  11)                                           -                -
   Common stock, $0.01 par value;  50,000,000 shares authorized;
   6,000,000 and  27,830,990  shares issued and  outstanding  at
   December 31, 2003 and 2004, respectively (Note 11)
                                                                               60              278
   Additional paid-in capital (Note 11)                                    13,351          294,240
   Accumulated other comprehensive loss (Note 8)                                -            (248)
   Retained earnings                                                        2,908           27,539
                                                                         --------         --------
         Total stockholders' equity                                        16,319          321,809
                                                                         --------         --------
         Total liabilities and stockholders' equity                        55,703          539,886
                                                                         ========         ========

The accompanying notes are an integral part of these consolidated statements.


TOP TANKERS INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Expressed in thousands of U.S. Dollars - except share and per share data)

                                                                2002          2003           2004
                                                                ----          ----           ----
REVENUES:
Voyage revenues (Note 1)                                        11,426       23,085           93,829
                                                               --------    ---------        --------


EXPENSES:

    Voyage expenses (Note 13)                                    3,311        5,937           16,898
    Vessel operating expenses (Note 13)                          4,553        8,420           16,859
    Depreciation (Note 6)                                        2,213        3,604           13,108
    Amortization of deferred charges (Note 7)                      177          599            1,514
    Management fees charged by a related party (Note 3)            673        1,686            1,120
    Sub-Manager fees (Note 1)                                        -            -              803
    General and administrative expenses                            143          129            6,656
    Foreign currency losses, net                                    62          105               75
    Gain on sale of vessels (Note 6)                                 -            -             (638)
                                                               --------    ---------        --------
    Operating income                                               294        2,605           37,434
                                                               --------    ---------        --------

OTHER INCOME (EXPENSES):
   Interest and finance costs (Notes 8 and 14)                    (993)      (1,336)          (5,201)
   Interest income                                                   6            1              481
   Other, net (Note 15)                                            894          364               80
                                                               --------    ---------        --------
   Total other income (expenses), net                              (93)        (971)          (4,640)
                                                               --------    ---------        --------

Net Income                                                         201        1,634           32,794
                                                               ========    ========         ========
Earnings per share, basic and diluted (Notes 11 and 12)           0.03         0.27             2.54
                                                               ========    ========         ========

Weighted average number of shares, basic and diluted         6,000,000    6,000,000       12,922,449
                                                             ==========   ==========      ===========

The accompanying notes are an integral part of these consolidated statements.

TOP TANKERS INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Expressed in thousands of U.S. Dollars - except share and per share data)

                                                            Capital Stock
                                                            -------------
                                                                                               Accumulated
                                                                                  Additional     Other
                                          Comprehensive                  Par       Paid-in     Comprehensive   Retained
                                             Income      # of Shares    Value     Capital         Loss         Earnings     Total
                                             ------      -----------    -----     -------         ----         --------     -----
BALANCE, December 31, 2001                                 6.000.000      60         4,588           -         2,488        7,136

   Net income                                  201                 -       -             -           -           201          201
   Contributions to additional
   paid-in capital                               -                 -       -         2,279           -             -        2,279

   Dividends paid ($0.14 per share)              -                 -       -             -           -          (844)        (844)
                                          --------
   Comprehensive income                        201
                                          ========         ----------  -------     --------     --------     ---------    ---------

BALANCE, December 31, 2002                                 6.000.000      60         6,867           -         1,845        8,772

   Net income                                1,634                 -       -             -           -         1,634        1,634
   Contributions to additional
   paid-in capital                               -                 -       -         6,484           -             -        6,484

   Dividends paid ($0.10 per share)              -                 -       -             -           -          (571)        (571)
                                          --------
   Comprehensive income                      1,634
                                          ========         ----------  -------     --------     --------     ---------    ---------

BALANCE, December 31, 2003                                 6.000.000      60        13,351           -         2,908       16,319

   Net income                               32,794                 -       -             -           -        32,794       32,794

   Dividends paid ($0.39 per share)              -                 -       -             -           -        (2,318)      (2,318)
   Contributions  to  additional
   paid-in capital                               -                 -       -        17,077           -             -       17,077

   Issuance of common stock                      -        21.830.990     218       263,812           -             -      264,030

   Dividends declared ($0.21 per share)          -                 -       -             -           -        (5,845)      (5,845)
   Other comprehensive income

   - Unrealized loss on cash flow hedges      (248)                -       -             -        (248)            -         (248)
                                          --------
   Comprehensive income                     32,546
                                          ========         ----------  -------     --------     --------     ---------    ---------

BALANCE, December 31, 2004                                27.830.990     278       294,240        (248)       27,539      321,809
                                                          ===========  =======     ========     ========     =========    =========

                                               The accompanying notes are an integral part of these consolidated statements.


TOP TANKERS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Expressed in thousands of U.S. Dollars)

                                                                2002          2003         2004
                                                                ----          ----         ----
Cash Flows from Operating Activities:
   Net income                                                    201          1,634         32,794
   Adjustments to reconcile net income to
   net cash provided by operating activities:

   Depreciation                                                2,213          3,604         13,108
   Amortization of dry-docking costs                             177            599          1,514

   Amortization and write off of
   deferred  financing costs                                     161            121            755
   Gain on sale of vessels                                         -              -           (638)
   (Increase) Decrease in: Accounts receivable                    87           (689)       (19,153)
     Insurance claims                                           (278)          (787)           967
     Inventories                                                 (48)          (220)        (2,712)
     Due from related parties                                      -              -           (219)
     Prepayments and other                                        25            (72)        (2,647)
   Increase (Decrease) in:
     Accounts payable                                            497          1,883          7,331
     Due to related parties                                      385           (204)          (105)
     Accrued liabilities                                         228            320          3,072
     Unearned revenue                                           (729)         1,155          1,899
   Payments for dry-docking                                     (510)        (2,414)        (7,365)
                                                             -------        --------       --------
Net Cash from Operating Activities                             2,409          4,930         28,601
                                                             -------        --------       --------

Cash Flows from (used in) Investing Activities:
     Advances for vessel acquisitions                              -              -        (25,650)
     Vessel acquisitions and improvements                    (18,547)       (19,550)      (327,629)
     Advances to related parties                                 251           (151)           319
     Net proceeds from sale of vessels                             -              -          8,536
     Expenditures for property and equipment                       -              -           (475)
                                                             -------        --------       --------
Net Cash used in Investing Activities                        (18,296)       (19,701)      (344,899)
                                                             -------        --------       --------

Cash Flows from (used in) Financing Activities:
     Proceeds from long-term debt                             15,550         25,850        281,900
     Principal payments of long-term debt                     (2,550)        (3,059)        (4,251)
     Repayment of long-term debt                                   -        (11,230)      (115,260)
     Increase in restricted cash                                   -           (300)        (9,700)
     Contributions to additional paid-in capital               2,279          6,484         17,077
     Issuance of common stock                                      -              -        264,030
     Payment of financing costs                                 (200)          (154)        (2,755)
     Dividends paid                                             (844)          (571)        (2,318)
                                                             -------        --------       --------
Net Cash from Financing Activities                            14,235         17,020        428,723
                                                             -------        --------       --------

Net increase (decrease) in cash and cash equivalents          (1,652)         2,249        112,425
Cash and cash equivalents at beginning of year                 1,746             94          2,343
                                                             -------        --------       --------
Cash and cash equivalents at end of year                          94          2,343        114,768
                                                             =======        ========       ========

SUPPLEMENTAL CASH FLOW INFORMATION
       Interest paid                                             727          1,045          3,157
                                                             =======        ========       ========

The accompanying notes are an integral part of these consolidated statements.

TOP TANKERS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2004
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)

1.   Basis of Presentation and General Information:

     The accompanying consolidated financial statements include the accounts of TOP Tankers Inc. (formerly Ocean Holdings Inc.) ("TOP") and its wholly-owned subsidiaries (collectively the "Company"). Ocean Holdings Inc. was formed on January 10, 2000, under the laws of Marshall Islands, was renamed to TOP Tankers Inc. in May 2004 and is the sole owner of all outstanding shares of the following subsidiaries:

     (a) TOP Tanker Management Inc., (the "Manager") established on May 24, 2004, under the laws of Marshall Islands, is responsible for all of the chartering, operational and technical management of the Company's fleet. Up to June 30, 2004 the operations of the vessels were managed by Primal Tankers Inc., a related Liberian corporation which is wholly owned by the father of the Company's Chief Executive Officer (Note 3). Since July 1, 2004 the ship-owning companies have a management agreement with the Manager, under which management services are provided in exchange for a fixed monthly fee per vessel. The Manager has an office in Greece located at 109-111, Messogion Avenue 115 26 Athens Greece. The Manager subcontracted the technical management of the vessels to two unaffiliated ship management companies, Unicom Management Services Ltd and VShips Management Limited (collectively the "Sub-Manager"). The Sub-Manager provides operational and technical services to Company's vessels at a fixed monthly fee per vessel. Such fees for the year ended December 31, 2004 totaled $ 803 and are separately reflected in the accompanying 2004 consolidated statement of income. At December 31, 2004 the amount due to the Sub-Manager totaled $ 2,139 and is included in Accounts Payable in the accompanying 2004 consolidated balance sheet.

     (b) Helidona Shipping Company Limited ("Helidona"), incorporated in the Marshall Islands in May 2003, owner of the 29,998 DWT, (built in
          1989), tanker vessel "Yapi" and Helidona Shipping Company Limited, incorporated in British Cayman Islands in August 2000, former owner of vessel "Yapi", which was acquired in August 2000.

     (c) Gramos Shipping Company Inc. ("Gramos"), incorporated in the Marshall Islands in January 2003, owner of the 45,720 DWT (built in 1992), tanker vessel "Faithful", which was acquired in July 2003 and Vermio Shipping Company Limited, incorporated in the Marshall Islands in December 2001, owner of vessel "Faithful" for the period from February 2002 to July 2003.

     (d) Rupel Shipping Company Inc. ("Rupel"), incorporated in the Marshall Islands in January 2003, owner of the 44,646 DWT (built in 1992) tanker vessel "Fearless", which was acquired in February 2003.

     (e)  Mytikas  Shipping  Company  Ltd.  ("Mytikas"),   incorporated  in  the
          Marshall  Islands in February 2004, owner of the 136,055 DWT (built in
          1993) tanker vessel "Limitless", which was acquired in March 2004.

     (f) Litochoro Shipping Company Ltd. ("Litochoro"), incorporated in the Marshall Islands in March 2004, owner of the 135,915 DWT (built in
          1992) tanker vessel "Endless", which was acquired in March 2004.

     (g) Falakro Shipping Company Ltd. ("Falakro"), incorporated in Liberia in July 2004, owner of the 47,076 DWT (built in 1991) tanker vessel "Doubtless", which was acquired in August 2004.

     (h) Pageon Shipping Company Ltd. ("Pageon"), incorporated in Cyprus in July 2004, owner of the 47,084 DWT (built in 1992) tanker vessel "Vanguard", which was acquired in August 2004.

     (i) Vardousia Shipping Company Ltd. ("Vardousia"), incorporated in Cyprus in July 2004, owner of the 47,084 DWT (built in 1992) tanker vessel "Invincible", which was acquired in August 2004.

     (j) Psiloritis Shipping Company Ltd. ("Psiloritis"), incorporated in Liberia in July 2004, owner of the 47,084 DWT (built in 1991) tanker vessel "Victorious", which was acquired in August 2004.

     (k) Parnon Shipping Company Ltd. ("Parnon"), incorporated in Cyprus in July 2004, owner of the 47,084 DWT (built in 1992) tanker vessel "Relentless", which was acquired in August 2004.

     (l) Menalo Shipping Company Ltd. ("Menalo"), incorporated in Cyprus in July 2004, owner of the 47,084 DWT (built in 1991) tanker vessel "Restless", which was acquired in August 2004.

     (m) Pintos Shipping Company Ltd. ("Pintos"), incorporated in Cyprus in July 2004, owner of the 47,084 DWT (built in 1992) tanker vessel "Sovereign", which was acquired in August 2004.

     (n) Pylio Shipping Company Ltd. ("Pylio"), incorporated in Liberia in 2004, owner of the 154,970 DWT (built in 1991) tanker vessel "Flawless", which was acquired in September 2004.

     (o)  Idi Shipping  Company Ltd.  ("Idi"),  incorporated  in Liberia in July
          2004,   owner  of  the  47,094  DWT  (built  in  1991)  tanker  vessel
          "Spotless", which was acquired in September 2004.

     (p) Taygetus Shipping Company Ltd. ("Taygetus"), incorporated in Liberia in July 2004, owner of the 154,970 DWT (built in 1991) tanker vessel "Timeless", which was acquired in September 2004.

     (q) Kalidromo Shipping Company Limited ("Kalidromo"), incorporated in the Marshall Islands in May 2003, owner of the 31,766 DWT (built in 1980) tanker vessel "Tireless", which was sold in September 2004.

     (r) Olympos Shipping Company Limited ("Olympos"), incorporated in the Marshall Islands in May 2003, owner of the 29,990 DWT (built in 1985), tanker vessel "Med Prologue" which was sold on December 6, 2004 and Olympos Shipping Company Limited, incorporated in British Cayman Islands in December 1999, former owner of the vessel.

     (s) Kisavos Shipping Company Limited ("Kisavos"), incorporated in the Marshall Islands in November 2004, to be the owner of the 154,970 DWT (built in 1991) tanker vessel "Priceless" (Notes 5 and 18).

     (t) Imitos Shipping Company Limited ("Imitos"), incorporated in the Marshall Islands in November 2004, to be the owner of the 149,554 DWT (built in 1992) tanker vessel "Noiseless" (Notes 5 and 18).

     (u) Parnis Shipping Company Limited ("Parnis"), incorporated in the Marshall Islands in November 2004, to be the owner of the 149,599 DWT (built in 1992) tanker vessel "Stainless" (Notes 5 and 18).

     (v)  Parnasos  Shipping  Company  Limited  ("Parnasos"),   incorporated  in
          Liberia in November 2004, to be the owner of the 154,970 DWT (built in 1992) tanker vessel "Faultess" (Notes 5 and 18).

     (w) Vitsi Shipping Company Limited ("Vitsi"), incorporated in Liberia in November 2004, to be the owner of the 154,970 DWT (built in 1991) tanker vessel "Stopless" (Notes 5 and 18).

     The Company is engaged in the ocean transportation of crude oil and refined petroleum cargoes worldwide through the ownership and operation of the tanker vessels mentioned above.

     At December 31, 2004, five vessels were operating under voyage charters and ten vessels under long-term time charters, with an estimated duration of 24 months, including a profit sharing agreement, which is settled on a calendar quarter basis. During 2004, 44% of the Company's voyage revenues were derived from these time charter agreements. During 2002, 2003 and 2004 four charterers individually accounted for more than 10% of the Company's voyage revenues as follows:

                  Charterer       2002      2003      2004
                  ---------       ----      ----      ----

                     A               -       31%        29%
                     B             20%       16%          -
                     C             21%         -          -
                     D             24%         -        15%

2.   Significant Accounting Policies:

     (a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP") and include the accounts and operating results of Top Tankers Inc. and its wholly-owned subsidiaries referred to in Note 1. All significant intercompany balances and transactions have been eliminated in consolidation.

     (b) Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (c) Other Comprehensive Income: The Company follows the provisions of Statement of Financial Accounting Standards "Statement of Comprehensive Income" (SFAS 130), which requires separate presentation of certain transactions, which are recorded directly as components of stockholders' equity.

     (d) Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company's vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company's books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income.

     (e) Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

     (f) Accounts Receivable--Trade: The amount shown as Accounts Receivable--Trade at each balance sheet date, includes estimated recoveries from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. Provision for doubtful accounts at December 31, 2003 and 2004 totaled to $0 and $132, respectively.

     (g) Insurance Claims: Insurance claims are recorded on the accrual basis and represent the claimable expenses, net of deductibles, incurred through December 31 of each year, which are expected to be recovered from insurance companies.

     (h) Inventories: Inventories consist of bunkers, lubricants and consumable stores which are stated at the lower of cost or market. Cost is determined by the first in, first out method.

     (i) Vessel Cost: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition
          (initial repairs, improvements and delivery expenses). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels otherwise these amounts are charged to expense as incurred.

     (j) Impairment of Long-Lived Assets: The Company applies SFAS 144 "Accounting for the Impairment or Disposal of Long-lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that, long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels. The review for impairment of each vessel's carrying amount as of December 31, 2002, 2003 and 2004, did not result in an indication of an impairment loss.

     (k) Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. With the exception of the vessel Tireless, Management estimates the useful life of the Company's vessels to be 25 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. The useful life of the vessel Tireless was estimated to 28 years, which coincided with the validity of the class certificate. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted at the date such regulations become effective.

     (l) Accounting for Dry-Docking Costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next dry-docking becomes due. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel's sale.

     (m) Financing Costs: Fees incurred for obtaining new loans or refinancing existing ones are recorded as a contra to debt. Such fees are amortized to interest expense over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing is made.

     (n) Pension and Retirement Benefit Obligations -Crew: The ship-owning companies included in the consolidation, employ the crew on board, under short-term contracts (usually up to nine months) and accordingly, they are not liable for any pension or post retirement benefits.

     (o) Staff leaving Indemnities - Administrative personnel: The Company's employees are entitled to termination payments in the event of dismissal or retirement with the amount of payment varying in relation to the employee's compensation, length of service and manner of termination (dismissed or retired). Employees who resign, or are dismissed with cause are not entitled to termination payments. The Company's liability on an actuarially determined basis, at December 31, 2003 and 2004 amounted to $0 and $77, respectively.

     (p) Accounting for Revenue and Expenses: Revenues are generated from voyage and time charter agreements. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter. Vessel operating expenses are accounted for on the accrual basis. Unearned revenue represents cash received prior to year-end related to revenue applicable to periods after December 31 of each year.

     (q) Repairs and Maintenance: All repair and maintenance expenses and underwater inspection expenses are expensed in the year incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of income.

     (r) Earnings per Share: Basic earnings per share are computed by dividing net income by the weighted average number of common shares deemed outstanding during the year. Diluted earnings per share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities outstanding during the three year period ended December 31, 2004.

     (s) Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e., spot or time charters. The Company does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

     (t) Derivatives: SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (as amended) establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized currently in earnings unless specific hedge accounting criteria are met.

          During 2004, the Company engaged in an interest rate swap agreement in order to hedge the exposure of interest rate fluctuations associated with the cash flows on a portion of the Company's variable rate borrowings (Note 8). This swap agreement is designated and qualifies as a cash flow hedge. Its fair value is included in financial instruments in the accompanying 2004 consolidated balance sheet with changes in the effective portion of the instrument's fair value recorded in accumulated other comprehensive loss. The ineffective portion of the change in fair value of the derivative financial instrument is immediately recognized in the income statement as a component of interest and finance cost. If the hedged item is a forecasted transaction that later is not expected to or will not occur, then the derivative financial instrument no longer qualifies as a cash flow hedge. As a result, fair value changes that were previously recorded in accumulated other comprehensive loss are immediately recognized in earnings as a component of financial income/expense. In all other instances, when a derivative financial instrument ceases to be designated or to qualify as a cash flow hedge, the previously recorded changes in fair value remain in accumulated other comprehensive income until the hedged item affects earnings. It is the Company's intention to hold this swap agreement to maturity.

          The off-balance sheet risk in outstanding option agreements involves the risk of a counter party not performing under the terms of the contract . The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counterparty, the Company does not believe it is necessary to obtain collateral arrangements.

     (u)  Recent Accounting Pronouncements:

          FASB Interpretation No. 46R: In December 2003, the FASB issued Interpretation No. 46R, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (the "Interpretation"), which revised Interpretation No. 46, issued in January 2003. The Interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. The Interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity's assets and liabilities. Variable interests may arise from financial instruments, service contracts, and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest's entity in its financial statements. The Company was required to adopt the provisions of FIN 46R for entities created prior to February 2003, in 2004. The adoption of FIN 46R in 2004 did not have any impact on the Company's consolidated financial position, results of operations or cash flows.

     (v) Reclassifications of Prior Year Balances: A reclassification has been made to the 2003 consolidated financial statements to conform to the presentation in the 2004 consolidated financial statements. An amount of $208, concerning unamortized deferred financing fees, which is now presented as a contra to current portion of long-term debt ($57) and as a contra to long-term debt, net of current portion ($151) at December 31, 2003, was previously classified in deferred charges, net.

3.   Transactions with Related Parties:

     (a) Primal Tankers Inc.: As discussed in Note 1, up to June 30, 2004, the ship-owning companies had a management agreement with Primal Tankers Inc., under which management services were provided in exchange for a fixed monthly fee per vessel, which was renewed annually. The fees charged by Primal Tankers Inc. during 2002, 2003 and 2004 amounted to $673, $1,686 and $1,120, respectively, and they are separately reflected in the accompanying consolidated statements of income. At December 31, 2003 and 2004 the amounts due to and from Primal Tankers Inc. totalled $105 and $219, respectively and are separately reflected in the accompanying consolidated balance sheets. As of December 31, 2003, the Company had advanced to Primal Tankers Inc. $319 of deposits as a security for the performance by the ship-owning companies of their obligations under the management agreements. Such deposits, following the termination of the management agreements, were refunded to the Company free of interest. The amount of $319 is separately reflected under Other Non-Current Assets in the accompanying 2003 consolidated balance sheet. During 2004 the Manager acquired from Primal Tankers Inc. office furniture and equipment for a consideration of $475. Depreciation expense for 2004 amounted to $35 and is included in depreciation in the accompanying 2004 consolidated statement of income.

     (b) Pyramis Technical Co. S.A.: On July 9, 2004 the Company concluded an agreement to lease office space in Athens, Greece from Pyramis Technical Co. SA, which is wholly owned by the father of the Company's Chief Executive Officer. The agreement is for duration of six years beginning July 2004 with an option for an extension of four years. The monthly rental is Euro 39,000 adjusted annually for inflation increase effective January 1, 2006. General and administrative expenses for the year ended December 31, 2004 include $281 of rentals paid to Pyramis Technical Co. S.A. The minimum rentals payable under operating leases for each of the years ending December 31, 2005 through December 31, 2010 before any adjustment for inflation and translated using the exchange rate of $/Euro at December 31, 2004 are:

         Year                                  Amount
         ----                                  ------

         2005                                       622
         2006                                       622
         2007                                       622
         2008                                       622
         2009 and thereafter                        950
                                             -----------
                                                  3,438
                                             ===========

4.   Inventories:

     The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

                                                    2003         2004
                                                    ----         ----

          Bunkers                                    242        2,096
          Lubricants                                 147          805
          Consumable stores                          120          320
                                                   -----        ------
                                                     509        3,221
                                                   =====        =======

5.   Advances for Vessel Acquisitions:

     In November 2004, Kisavos, Imitos, Parnis, Parnasos and Vitsi entered into memoranda of agreement to acquire the vessels Priceless, Noiseless, Stainless, Faultless and Stopless, respectively, for a total amount of $ 256,500. Under the terms of the agreements, the Company, as of December 31, 2004, paid $25,650 representing a 10% deposit on the purchase price of each vessel. The acquisitions will be financed from the proceeds of the Company's follow-on public offering discussed in Note 11 and from long-term bank financing. As of December 31, 2004, remaining contracted payments for vessels acquisitions, all due in 2005, amounted to $230,850. The expected delivery date of the Priceless is February 2005. The expected delivery date of the Noiseless, Stainless, Faultless and Stopless is April 2005.

6.   Vessels, net:

     The amounts in the accompanying consolidated balance sheets are analyzed as follows:

                                            Vessel    Accumulated      Net
                                             Cost     Depreciation   Book Value
                                             ----     ------------   ----------

      Balance, December 31, 2002             36,396       (4,268)       32,128
      -  Acquisitions                        19,550            -        19,550
      -  Depreciation                             -       (3,604)       (3,604)
                                           --------     --------      --------

      Balance, December 31, 2003             55,946       (7,872)       48,074
      -  Acquisitions                       327,629            -       327,629
      -  Disposals (Tireless and
         Med Prologue)                      (10,024)       3,391        (6,633)
      -  Depreciation                             -      (13,073)      (13,073)
                                           --------     --------      --------
      Balance, December 31, 2004            373,551      (17,554)      355,997
                                           ========     ========      ========

     Acquisitions during the year ended December 31, 2004 represent (a) the acquisition cost of the vessels Limitless and Endless for a total amount of $75,846, (b) the acquisition cost of the ten vessels discussed in Note 1(g) through Note 1(p) for a total amount of $251,257 and (c) improvements of $526 on the vessel Yapi.

     In September and December 2004 vessels Tireless and Med Prologue, respectively, were sold for $8,900. These sales, after the related sales expenses of $364 and the unamortized, as of each vessel's sale date, dry-docking and financing costs written off of $1,265, resulted in a gain of $638, which is separately reflected in the accompanying 2004 consolidated statement of income.

     All Company's vessels, having a total carrying value of $355,997 at December 31, 2004, have been provided as collateral to secure the loans discussed in Note 8.

7.   Deferred Charges, net:

     The unamortized amounts included in the accompanying consolidated balance sheets represent dry-docking costs and are analyzed as follows:

     Balance, December 31, 2002                                           333
     - Additions                                                        2,414
     - Write-off due to loan repayment                                      -
     - Amortization                                                      (599)
                                                                --------------
     Balance, December 31, 2003                                         2,148
     - Additions                                                        7,365
     - Write-off due to sale of vessels (Note 6)                       (1,251)
     - Write-off due to loan repayment or refinancing                       -
     - Amortization                                                    (1,514)
                                                                --------------

     Balance, December 31, 2004                                         6,748
                                                                ==============

     Write-off of deferred charges due to vessels sale is included in gain from vessels sale in the accompanying 2004 consolidated statement of income.

8.   Long-term Debt:

     The amounts in the accompanying consolidated balance sheets are analyzed as follows:

Borrower(s)                                            2003           2004
                                                      -------       -------

(a) The Company                                              -       194,806
(b) Mytikas                                                  -             -
(c) Litochoro                                                -             -
(d) Helidona and Olympos                                10,148             -
(e) Gramos                                              11,403             -
(f) Kalidromo                                            1,800             -
(g) Rupel                                               11,052             -
                                                       -------      ---------
     Total                                              34,403       194,806

     Less - current portion                             (4,027)      (19,540)
                                                       -------      ---------
     Long - term portion                                30,376       175,266
                                                       =======      =========

     (a) The Company: In late July 2004 the Company concluded a bank loan to partially finance the acquisition cost of the ten tanker vessels discussed in Note 6 and to refinance the Company's existing loans, with the exception of the Kalidromo loan discussed in (f) below. The bank loan was for the amount of $222,000 divided into 2 tranches of $197,000 and $25,000, respectively. The $197,000 tranche is payable in 16 consecutive semi-annual installments of $10,000 each, from March 31, 2005 to September 2012, plus a balloon payment of $ 37,000 payable together with the last installment. The $25,000 tranche, which was partially repaid ($2,310) from the sale proceeds of the vessel Tireless, was repaid in full, on November 15, 2004, from the proceeds of the Company's follow-on offering (Note 11). The loan bears interest at LIBOR plus a margin. At December 31, 2004 the interest rate (including the margin) was 4.60%.

     (b) Mytikas: Loan for an amount of $30,400, obtained in March 2004, to partially finance the acquisition cost of vessel Limitless. On August 17, 2004, the outstanding balance of the loan as of that date was refinanced from the proceeds of the loan discussed in (a) above.

     (c) Litochoro: Loan for an amount of $29,500, obtained in March 2004, to partially finance the acquisition cost of vessel Endless. On August 17, 2004, the outstanding balance of the loan as of that date was refinanced from the proceeds of the loan discussed in (a) above.

     (d) Helidona and Olympos: Loan for an amount of $10,520, obtained in September 2003, to refinance their then outstanding loan balances. On August 12, 2004, the outstanding balance of the loan as of that date was refinanced from the proceeds of the loan discussed in (a) above.

     (e) Gramos: Loan for an amount of $11,750, obtained in July 2003, to assist Gramos in financing the acquisition cost of vessel Faithful from Vermio. On October 15, 2004, the outstanding balance of the loan as of that date was refinanced from the proceeds of the loan discussed in (a) above.

     (f) Kalidromo: Loan for an amount of $2,100, obtained in June 2003, to partially finance the acquisition cost of the vessel Tireless. Upon the sale of the vessel Tireless on September 24, 2004, the outstanding balance of the loan ($1,413) was fully repaid.

     (g) Rupel: Loan for an amount of $12,000, obtained in February 2003, to partially finance the acquisition cost of the vessel Fearless. On October 15, 2004, the outstanding balance of the loan as of that date was refinanced from the proceeds of the loan discussed in (a) above.

     The  loan is secured as follows:

     o    First priority mortgages over the Company's vessels;
     o    Assignments of insurance and earnings of the mortgaged vessels;
     o    Corporate guarantee of the TOP Tankers Inc;
     o    Pledge over the earnings accounts of the vessels.

     The loan, among others, contains financial covenants requiring the Company to ensure that the aggregate market value of the mortgaged vessels at all times exceed 130% of the aggregate outstanding principal amount under the loan, to ensure that total assets minus total debt will not at any time be less than $150,000 and to maintain liquid funds which at any time be not less than the higher of $10,000 or $500 per vessel. As a result, the minimum liquid funds required under the loan covenants of $10,000 have been classified as restricted cash. The Company is permitted to pay dividends under the loan so long as it is not in default of a loan covenant or if such dividend payment would not result in a default of a loan covenant.

     Interest expense for the years ended December 31, 2002, 2003 and 2004, amounted to $797, $1,128 and $4,161 respectively and is included in interest and finance costs in the accompanying consolidated statements of income (Note 14). The weighted average interest rate of the above loans during the years 2002, 2003 and 2004, was 3.11%, 3.28% and 3.19%, respectively.

     The annual principal payments required to be made after December 31, 2004, are as follows:

     Year                                      Amount
     ----                                      ------

     2005                                        20,000
     2006                                        20,000
     2007                                        20,000
     2008                                        20,000
     2009                                        20,000
     2010 and thereafter                         97,000
                                             -----------
                                                197,000
     Less unamortized financing fees             (2,194)
                                             -----------
                                                194,806
                                             ===========

     In connection with the loan discussed under (a) above, on August 26, 2004, the Company entered into an interest rate swap agreement in order to hedge the Company's variable interest rate exposure. As of December 31, 2004, the swap agreement had a notional amount of $98,500 and its fair value is in a loss position of ($248). The 2004 change in fair value on the swap agreement is recorded entirely as a component of other comprehensive loss as there is no hedge ineffectiveness. The swap agreement will expire in September 2008.

9.   Accrued Liabilities:

     The amounts in the accompanying consolidated balance sheets are analyzed as follows:

                                                        2003       2004
                                                      ---------  ----------

Interest on long-term debt                                 165       1,170
Vessels' operating and voyage expenses                     524       2,019
General and administrative expenses                          5         577
                                                      ---------  ----------
    Total                                                  694       3,766
                                                      =========  ==========

10.  Contingencies:

     Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

     The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. A minimum of up to $1 billion of the liabilities associated with the individual vessels actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

11.  Common Stock and Additional Paid-In Capital:

     The Company's common stock since inception and prior to the amendment of its articles of incorporation in May 2004 consisted of 500 shares authorized, issued and outstanding, of no par value. The holders of the shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any.

     On May 10 and May 27, 2004 the Company's Articles of Incorporation were amended. Under the amended articles of incorporation the Company was renamed to TOP Tankers Inc. and currently, its authorized capital stock consists of 50,000,000 registered and/or bearer shares of common stock, par value $0.01 per share and 20,000,000 registered preferred shares with par value of $0.01. The Board of Directors shall have the authority to establish such series of preferred stock and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolutions providing for the issue of such preferred stock. In addition the Company within the context of its initial public offering discussed below, on May 21, 2004, cancelled the 500 shares of Ocean and issued 6,000,000 shares at par value of $0.01 each. The share and per share data included in the accompanying consolidated financial statements have been restated to reflect the issuance of the 6,000,000 shares outstanding for all periods presented.

     On July 23, 2004 the Company completed its initial public offering in the United States under the United States Securities Act of 1933, as amended. In this respect 12,278,570 shares of common stock at par value of $0.01 were issued for $11.00 per share. The net proceeds to the Company totaled $124,440.

     On November 5, 2004 the Company completed a follow on public offering in the United States under the United States Securities Act of 1933, as amended. In this respect 9,552,420 shares of common stock at par value of $0.01 were issued for $15.50 per share. The net proceeds to the Company totaled $139,372.

     The amounts shown in the accompanying consolidated statements of stockholders' equity, as contributions to additional paid-in capital, represent (a) payments made by the stockholders ($2,279, $6,484 and $17,077 in 2002, 2003 and 2004, respectively), prior to the Company's initial public offering discussed above, at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained and advances for working capital purposes and (b) the consideration received for the issuance of the shares in July and November 2004, discussed above, in excess of their par value.

     The Company paid dividends of $844, $571 and $2,318 during the years ended December 31, 2002, 2003 and 2004, respectively. In December 2004, the Company declared dividends of $0.21 per share, amounted to $5,845, which were paid in January 2005.

12.  Earnings Per Common Share:

     The components of the calculation of basic earnings per share and diluted earnings per share are as follows:

                                                 2002      2003        2004
                                                 ----      ----        ----

Net Income:
  Income available to common shareholders         $ 201    $ 1,634     $ 32,794
Basic earnings per share:
  Weighted average common shares outstanding 6,000,000 6,000,000 12,922,449 Diluted earnings per share:
  Weighted average common shares--diluted     6,000,000  6,000,000   12,922,449
  Basic earnings per common share                $ 0.03     $ 0.27       $ 2.54
  Diluted earnings per common share              $ 0.03     $ 0.27       $ 2.54

13.  Voyage and Vessel Operating Expenses:

     The amounts in the accompanying consolidated statements of income are analyzed as follows:

     Voyage Expenses                        2002       2003       2004
     ---------------                        ----       ----       ----

     Port charges                            1,197      1,824       5,181
     Bunkers                                 1,667      3,367       8,588
     Commissions                               447        746       3,129
                                          ---------  ---------  ----------

           Total                             3,311      5,937      16,898
                                          =========  =========  ==========

     Vessel Operating Expenses
     -------------------------

     Crew wages and related costs            2,145      3,638       7,285
     Insurance                                 695      1,323       2,873
     Repairs and maintenance                   883      1,874       2,842
     Spares and consumable stores              818      1,559       3,804
     Taxes (Note 16)                            12         26          55
                                          ---------  ---------  ----------
           Total                             4,553      8,420      16,859
                                          =========  =========  ==========

14.  Interest and Finance Costs:

     The amounts in the accompanying consolidated statements of income are analyzed as follows:

                                                  2002         2003       2004
                                                  ----         ----       ----

     Interest on long-term debt (Note 8)           797        1,128     4,161
     Bank charges                                   35           87       285
     Amortization and write-off of
     financing fees (Note 7)                       161          121       755
                                               -------       -------   -------
           Total                                   993        1,336     5,201
                                               =======       =======   =======
15.  Other, net:

     The amounts in the accompanying consolidated statements of income are analyzed as follows:

                                                  2002       2003     2004
                                                  ----       ----     ----

Insurance claims recoveries                          886       364       -
Miscellaneous                                          8         -      80
                                                 --------   -------  ------
      Total                                          894       364      80
                                                 ========   =======  ======

     Insurance claim recoveries represent the excess amount the Company received in connection with claims for damages to its vessels compared to actual costs associated with the repairs.

16.  Income Taxes:

     Marshall Islands, Cyprus and Liberia do not impose a tax on international shipping income. Under the laws of Marshall Islands, Cyprus and Liberia, the countries of the companies' incorporation and vessels' registration, the companies are subject to registration and tonnage taxes which have been included in vessels' operating expenses in the accompanying consolidated statements of income.

     Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements, (a) the Company is organized in a foreign country that grants an equivalent exception to corporations organized in the United States and (b) either (i) more than 50% of the value of the Company's stock is owned, directly or indirectly, by individuals who are "residents" of the Company's country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States (50% Ownership Test) or (ii) the Company's stock is "primarily and regularly traded on an established securities market" in its country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States (Publicly-Traded Test). Under the regulations, a Company's stock will be considered to be "regularly traded" on an established securities market if (i) one or more classes of the its stock representing 50 percent or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year.

     Treasury regulations under the Code were promulgated in final form in August 2003. These regulations apply to taxable years beginning after September 24, 2004. As a result, such regulations will be effective for calendar year taxpayers, like the Company, beginning with the calendar year 2005. The Marshall Islands, Cyprus and Liberia, the jurisdictions where the Company and its ship-owning subsidiaries are incorporated, grant an "equivalent exemption" to United States corporations. Therefore, the Company is exempt from United States federal income taxation with respect to our U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met. The Company believes that for periods prior to its initial public offering in July 2004, the 50% Ownership Test is satisfied. The Company also believes that for periods subsequent to its initial public offering, it satisfies the publicly traded requirements of the statute on the basis that more than 50% of the value of its stock is primarily and regularly traded on the Nasdaq National Market and, therefore, the Company and its subsidiaries are entitled to exemption from U.S. federal income tax, in respect of their U.S. source shipping income.

17.  Financial Instruments:

     The principal financial assets of the Company consist of cash on hand and at banks and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term bank loans and accounts payable due to suppliers.

     (a) Interest rate risk: The Company's interest rates and long-term loan repayment terms are described in Note 8.

     (b) Concentration of Credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions with which it places its temporary cash investments. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable.

     (c) Fair value: The carrying values of cash and cash equivalents, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair value of the long-term bank loan discussed in Note 8 bearing interest at variable interest rates approximates the recorded value. The carrying value of the liability for the interest rate swap agreement approximates its fair value as the fair value estimates the amount the Company would have paid had the interest rate swap agreement been terminated on the balance sheet date.

18.  Subsequent Events:

     (a) New Credit Facilities: In February and March 2005, the Company concluded three bank loans bearing interest at LIBOR plus a margin as follows: (i) in February 2005, a bank loan to partially finance the acquisition cost of vessels Priceless, Noiseless and Faultless (Note
          1) and to refinance the loan discussed in Note 8(a). The loan is for the amount of $280,794 divided into two tranches of $197,000 and $83,794, respectively. The $197,000 tranche is payable in 16 equal consecutive semi-annual instalments of $10,000 each, from March 31, 2005 to September 2012, plus a balloon payment of $37,000 payable together with the last instalment. The $83,794 tranche is subject to a fee of 1% payable on draw down and the tranche is payable in 14 varying semi-annual instalments starting July 31, 2005, plus a balloon payment of $17,041 payable together with the last instalment; (ii) in March 2005, a bank loan to partially finance the acquisition cost of vessels Stainless and Stopless (Note 1). The loan is for the amount of $56,500 divided into two tranches and is payable in 28 varying quarterly instalments starting July 29, 2005, plus a balloon payment of $10,170 payable together with the last instalment. The loan is subject to a fee of 1% payable on draw down. On March 30, 2005 Parnis and Vitsi drew down $56,500 of the bank loan; and (iii) in March 2005, a bank loan to partially finance the acquisition cost of the vessels Topless, Dauntless, Soundless and Taintless, discussed in (c) below. The loan, which is for the amount of $144,000 and will be provided as Tranche C of the loan discussed under (i) above, is subject to fee of 1% payable on draw down and is payable in 17 equal consecutive semi-annual instalments of $6,300 each, starting November 30, 2005, plus a balloon payment of $36,900 payable together with the last instalment. The total loan discussed under (i) and (iii) above is $424,794.

     (b) Vessel's Delivery: On February 3, 2005, Kisavos took delivery of the 154,970 DWT (built in 1991), tanker vessel "Priceless" for $49,450. On February 2, 2005, Kisavos drew down $27,931 as a portion of the bank loan discussed in (a)(i) above and the then outstanding balance of the vessel's purchase price of $44,505 ($49,450 less the 10% advance payment made in November 2004) was paid to the sellers.

     (c)  Newly Established Wholly Owned Subsidiaries and Vessels  Acquisitions:
          In February and March 2005 the Company established Agion Oros Shipping Company Limited ("Agion Oros"), Lefka Shipping Company Limited ("Lefka"), Agrafa Shipping Company Limited ("Agrafa") and Giona Shipping Company Limited ("Giona"), all incorporated in the Marshall Islands. In late February and early March 2005, Agion Oros, Lefka, Agrafa and Giona entered into memoranda of agreement to acquire the vessels Topless, Dauntless, Soundless and Taintless, respectively, at a total cost of $163,500. Vessels Taintless and Dauntless were delivered to the Company on March 21 and March 24, 2005, respectively. Vessels Soundless and Topless are expected to be delivered on or about April 18 and April 25, 2005, respectively. On March 21 and March 24, 2005 Giona and Lefka collectively drew down $73,100 of the bank loan discussed in (a)(iii) above and the vessels' purchase price of $83,000 was paid to the sellers.

     (d) Dividends: On March 16, 2005, the Company declared dividends of $0.21 per share to be paid in April 2005.

     (e) London Office: On February 2, 2005, TOP TANKERS (U.K) LIMITED, a newly established subsidiary to be engaged in chartering activities involving the Company's vessels, entered into a rent agreement for office space in London. The agreement is for duration of one year ending December 31, 2005.

     (f) Sale of Vessel: Based on the Memorandum of Agreement dated March 16, 2005, the Company agreed to sell vessel Yapi for a consideration of $8,550. On March 29, 2005 the vessel entered into a bareboat charter with the buyers until July 31, 2005 (the vessel's delivery date), at a daily bareboat hire of $6. According to the terms of the bareboat charter the Company collected in advance an amount of $1,000 from the buyers as a security of their obligation to purchase the vessel.

     (g)  Interest Rate Swaps:  In  connection  with the loans  discussed  under
          (a)(i) and (a)(iii) above, the Company entered into the following interest rate swap agreements with declining notional balances in order to hedge its variable interest rate exposure, with effective date March 31, 2005; (i) for an initial notional amount of $93,500 and for a period of five years, with a fixed interest rate of 4.72% plus the applicable bank margin; (ii) for an initial notional amount of $27,931 and for a period of four years, with a fixed interest rate of 4.5775% plus the applicable bank margin; and (iii) for an initial notional amount of $36,550 and for a period of four years, with a fixed interest rate of 4.66% plus the applicable bank margin.

     (h) Vessels' Delivery (Unaudited): On April 1, 2005, Parnis and Vitsi took delivery of the vessels Stainless and Stopless. On March 30, 2005 Parnis and Vitsi drew down $56,500 of the bank loan discussed in
          (a)(ii) above and the then outstanding balance of the vessels' purchase price of $92,677 ($102,975 less the 10% advance payment made in November 2004) was paid to the sellers on March 31, 2005. On April 11, 2005, Parnasos took delivery of the vessel Faultless. On April 8, 2005, Parnasos drew down $27,931 of the $83,794 tranche of the bank loan discussed in (a)(i) and the then outstanding balance of the vessel's purchase price of $46,485 ( $51,650 less the 10% advance payment made in November 2004) was paid to the sellers.


                            Forward Looking Statement
                            -------------------------


     Matters discussed in this report may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

     The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TOP Tankers believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TOP Tankers cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

     Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand for oil and petroleum products, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in TOP Tankers' operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double-hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

     Risks and uncertainties are further described in reports filed by TOP Tankers with the US Securities and Exchange Commission.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                TOP TANKERS INC.
                                  (registrant)



Dated: April 15, 2005
                                          By: /s/ Stamatis N. Tsantanis
                                              --------------------------
                                              Stamatis N. Tsantanis
                                              Chief Financial Officer


23116.0001 #563800v2